Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215274

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 1 DATED AUGUST 2, 2017
TO THE PROSPECTUS DATED AUGUST 1, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated August 1, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offerings of shares of Cole Credit Property Trust V, Inc.;
(2)	update to the advisory agreement;
(3)	updated description of shares; and
(4)	update to roll-up transactions.
OPERATING INFORMATION
Status of Our Public Offerings
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission (SEC) on March 17, 2014 and was subsequently supplemented by a post-effective amendment to the registration statement declared effective on April 29, 2016. We offered up to $2,500,000,000 in shares of common stock pursuant to the primary portion of our initial offering, consisting of two classes of shares: $1,375,000,000 in shares of Class A common stock (Class A shares) and $1,125,000,000 in shares of Class T common stock (Class T shares). We also offered $475,000,000 in shares pursuant to the distribution reinvestment plan portion of our initial offering. During the month of July 2017, we accepted investors’ subscriptions for, and issued, a total of approximately 227,000 shares of our common stock in our initial offering, resulting in gross proceeds to us of approximately $5.7 million, consisting of approximately 189,000 shares of our common stock in the primary portion of our initial offering, resulting in gross proceeds to us of approximately $4.8 million ($2.3 million in Class A shares and $2.5 million in Class T shares), and approximately 38,000 shares of our common stock pursuant to the distribution reinvestment plan portion of our initial offering, resulting in gross proceeds to us of approximately $909,000. As of July 31, 2017, we had accepted investors’ subscriptions for, and issued, a total of approximately 15.2 million shares of our common stock in our initial offering, resulting in gross proceeds to us of approximately $381.0 million ($357.4 million in Class A shares and $23.6 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan).
On August 1, 2017, our follow-on offering of $1,500,000,000 in shares of common stock was declared effective by the SEC. Of these shares, we are offering up to $1,200,000,000 in shares of common stock pursuant to the primary portion of our follow-on offering, consisting of two classes of shares: $660,000,000 in Class A shares and $540,000,000 in Class T shares. We are also offering up to $300,000,000 in shares pursuant to the distribution reinvestment plan portion of our follow-on offering.
We will offer shares of our common stock pursuant to the follow-on offering until August 1, 2019, unless our board of directors terminates the follow-on offering at an earlier date or all shares being offered have been sold. If all of the shares we are offering have not been sold by August 1, 2019, we may extend the follow-on offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our follow-on offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The follow-on offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this follow-on offering at any time prior to the stated termination date.

PROSPECTUS UPDATES
The Advisory Agreement
The following information supersedes and replaces the description of the “Advisory Fee” in the tables contained in the sections of our prospectus captioned “Prospectus Summary — Compensation to Our Advisor and Its Affiliates” beginning on page 20 of the prospectus and “Management Compensation” beginning on page 79 of the prospectus and all similar discussions appearing throughout the prospectus.

Type of Compensation — Recipient	Determination of Amount		Estimated Amount for Maximum Offering

Advisory Fee – CR V Advisors
In consideration for the day-to-day management of our company, we will pay to our advisor a monthly advisory fee based upon our monthly average asset value, which will be determined using the value of our assets invested, directly or indirectly, in equity interests in and loans secured by our real estate as determined by our board of directors.

The advisory fee will be calculated according to the following fee schedule:

The annualized advisory fee rate, and the actual dollar amounts, are dependent upon the amount of our monthly average asset value and, therefore, cannot be determined at the present time. Based on the following assumed levels of monthly average asset value, our annualized advisory fee will be as follows:

			Monthly Average Asset Value	Annualized Effective Fee Rate	Annualized Advisory Fee
	Monthly Average Asset Value Range	Annualized Fee Rate for Each Range	$1 billion	0.75%	$7,500,000
			$2 billion	0.75%	$15,000,000
	$0 - $2 billion	0.75%	$3 billion	0.7333%	$22,000,000
	over $2 billion - $4 billion	0.70%	$4 billion	0.725%	$29,000,000
	over $4 billion	0.65%	$5 billion	0.71%	$35,500,000
The following information supersedes and replaces the fourth paragraph in the section of our prospectus captioned “Management — The Advisory Agreement” beginning on page 75 of the prospectus and all similar discussions appearing throughout the prospectus.
We pay our advisor a monthly advisory fee based upon our monthly average asset value, equal to the following amounts: (1) an annualized rate of 0.75% will be paid on our monthly average asset value that is between $0 and $2 billion; (2) an annualized rate of 0.70% will be paid on our monthly average asset value that is between $2 billion and $4 billion; and (3) an annualized rate of 0.65% will be paid on our monthly average asset value that is over $4 billion. Monthly average asset value will be determined using the value of our assets invested, as determined by our board of directors. Any portion of this fee may be deferred and paid in a subsequent period upon the mutual agreement between us and our advisor. In addition, upon mutual agreement between us and our advisor, we may pay our advisor’s fees, in whole or in part, in cash or in shares of our common stock. For the purposes of the payment of any fees in common stock, each share of common stock will be valued at NAV. However, the determination of the value of each share of common stock may change subject to any regulatory requirements that may be applicable to such determination.
Description of Shares
The following information supersedes and replaces the description of the “Distribution and Stockholder Servicing Fee” in the tables contained in the sections of our prospectus captioned “Prospectus Summary — Compensation to Our Advisor and Its Affiliates” beginning on page 20 of the prospectus and “Management Compensation” beginning on page 79 of the prospectus and all similar discussions appearing throughout the prospectus.
We will pay our dealer manager a fee that will be calculated on a daily basis in an amount equal to 1/365th of 1.0% of the estimated per share NAV of Class T shares sold in our primary offering and will be paid monthly in arrears. We will cease paying the distribution and stockholder servicing fee with respect to Class T shares sold in this offering at the earliest of: (i) the end of the month in which the transfer agent, on our behalf, determines that total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T shares held in such account, or a lower limit agreed upon between our dealer manager and the participating broker-dealer at the time such Class T shares were sold; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the aggregate sale of Class A shares and Class T shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fourth anniversary of the last day of the month in which our public offering (excluding the distribution reinvestment plan offering) terminates; (iv) the date such Class T share is no longer outstanding; and (v) the date we effect a liquidity event (such as the sale of our company, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares). At the time we cease paying the distribution and stockholder servicing fee with respect to an outstanding Class T share pursuant to the provisions above, such Class T share will convert into a number of Class A shares (including any fractional shares) with an equivalent NAV as such

Class T share. We cannot predict when this will occur. Our dealer manager may, in its discretion, reallow to participating broker-dealers all or a portion of the distribution and stockholder servicing fee.
The following information supersedes and replaces the first paragraph in the section of our prospectus captioned “Description of Shares — Common Stock” beginning on page 133 of the prospectus and all similar discussions appearing throughout the prospectus.
Subject to any preferential rights of any other class or series of stock and to the provisions of our charter, the holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including the election of our directors, and Class A shares and Class T shares will vote together as a single class. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of the outstanding shares of our common stock can elect our entire board of directors. Subject to the restrictions on the ownership and transfer of common stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by our board of directors out of legally available funds and declared by us and, upon any liquidity event, would be entitled to receive all assets available for distribution to our stockholders. The per share amount of distributions on Class A shares and Class T shares prior to the conversion of any Class T shares to Class A shares will likely differ because of different allocations of class-specific expenses. Upon issuance for full payment in accordance with the terms of this offering, all common stock issued in the offering will be fully paid and non-assessable. Holders of common stock will not have preemptive rights, which means that they will not have an automatic option to purchase any new shares that we issue, or preference, conversion, exchange, sinking fund, or redemption rights and will not have appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distributions of our assets, other than a liquidation, dissolution or winding up that causes the automatic conversion of all outstanding Class T shares to Class A shares, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. For such purposes, NAV will be determined on an aggregate basis for the company, from which any differences attributable between the Class A shares and the Class T shares will then be determined. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.
The following information supersedes and replaces the first paragraph in the section of our prospectus captioned “Description of Shares — Common Stock — Class T Shares” on page 134 of the prospectus and all similar discussions appearing throughout the prospectus.
Each Class T share sold in our primary offering will be subject to a selling commission of up to 3.0% of the gross offering proceeds per share and a dealer manager fee of up to 2.0% of the gross offering proceeds per share. In addition, we will pay selling commissions over time as an ongoing distribution and stockholder servicing fee to our dealer manager with respect to Class T shares sold in our primary offering. The distribution and stockholder servicing fee will be calculated on a daily basis in an amount equal to 1/365th of 1.0% of the estimated per share NAV of Class T shares sold in our primary offering and will be paid monthly in arrears. We will cease paying the distribution and stockholder servicing fee with respect to Class T shares at the earliest of: (i) the end of the month in which the transfer agent, on our behalf, determines that total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T shares held in such account, or a lower limit agreed upon between our dealer manager and the participating broker-dealer at the time such Class T shares were sold; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the aggregate sale of Class A shares and Class T shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fourth anniversary of the last day of the month in which our public offering (excluding the distribution reinvestment plan offering) terminates; (iv) the date such Class T share is no longer outstanding; and (v) the date we effect a liquidity event (such as the sale of our company, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares). At the time we cease paying the distribution and stockholder servicing fee with respect to an outstanding Class T share pursuant to the provisions above, such Class T share will convert into a number of Class A shares (including any fractional shares) with an equivalent NAV as such Class T share. We cannot predict when this will occur. We will not pay selling commissions, dealer manager fees or distribution and stockholder servicing fees on Class T shares sold pursuant to our distribution reinvestment plan. The distribution and stockholder servicing fee paid in respect of Class T shares prior to conversion of such Class T shares to Class A shares will be allocated to the Class T shares as a class expense and these fees will impact the amount of distributions payable on all Class T shares. Accordingly, the aggregate amount of distributions received by a purchaser of Class T shares may be less than the aggregate amount of distributions received by a purchaser of Class A shares.

Roll-up Transactions
The following information supersedes and replaces the first paragraph in the section of our prospectus captioned “Description of Shares — Restrictions on Roll-up Transactions” beginning on page 145 of the prospectus and all similar discussions appearing throughout the prospectus.
A Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance to our common stockholders of securities of an entity (Roll-up Entity) that would be created or would survive after the successful completion of a Roll-up Transaction. This term does not include:

•	a transaction involving securities of our company that have been listed on a national securities exchange for at least 12 months; or

•
a transaction involving our conversion to corporate trust or association form if, as a consequence of the transaction, there will be no significant adverse change in any of the following: common stockholder voting rights, the term of our existence, compensation to our sponsor or advisor or our investment objectives.

The following information supersedes and replaces the fourth paragraph in the section of our prospectus captioned “Description of Shares — Restrictions on Roll-up Transactions” beginning on page 145 of the prospectus and all similar discussions appearing throughout the prospectus.
We are prohibited from participating in any Roll-up Transaction:

•
that includes provisions that would materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares held by that investor;

•	that results in our common stockholders having an adverse change in their voting rights;

•	in which our investor’s rights to access records of the Roll-up Entity will be less than those provided in the section of this prospectus entitled “— Meetings and Special Voting Requirements” above;

•	in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction is rejected by the common stockholders; or

•
that would result in the holders of our common stock having voting rights in a Roll-up Entity in which either (i) the Roll-up Entity’s advisor, any director or any of their affiliates is permitted to vote or consent with respect to shares owned by them on matters submitted to the stockholders regarding the removal of the advisor, such director or any of their affiliates, or any transaction between the Roll-up Entity and any of them or (ii) any shares owned by the Roll-up Entity’s advisor, any director or any of their affiliates are included in determining the requisite percentage in interest of shares necessary to approve a matter on which the advisor, such director or any of their affiliates may not vote or consent.

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CCPT5-SUP-1E